

SANTOS CAPITAL GROUP, LLC
Miami, FL

STATEMENT OF FINANCIAL CONDITION
December 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santos Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave. Suite 900
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan L. Santos (305) 303-4279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite 600	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS



Haynie & Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Santos Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Santos Capital Group, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Santos Capital Group, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Santos Capital Group, LLC's management. Our responsibility is to express an opinion on Santos Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Santos Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2019

We have served as Santos Capital Group, LLC's auditor since 2019.

OATH OR AFFIRMATION

I, Juan L. Santos _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Santos Capital Group LLC _____ , as
of December 31st _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO
_____
Title

_____
Notary Public

MELISSA J. DAVIS
Notary Public - State of Florida
Commission # FF 242525
My Comm. Expires Jul 12, 2019

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANTOS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Current Assets

Cash	$39,424
Comm. Rec. - Clearing B/D	18,812
Clearing Deposit - (APEX/INTL)	480,380
Deposits	450
Security Deposit	3,878
Total Current Assets	**542,944**

Fixed Assets

Equipment	768
Total Fixed Assets	**768**

TOTAL ASSETS	**$543,712**

LIABILITIES AND EQUITY

Liabilities

Accounts Payable	5,444
Payroll Taxes Payable	189
Broker's Payable Apex	50,282
Total Liabilities	**55,915**

Member's Equity	**487,797**

TOTAL LIABILITIES AND MEMBER'S EQUITY	**$543,712**

SANTOS CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

Santos Capital Group LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized under the laws of the state of Florida on March 12, 2014 as a Limited Liability Company.

The Company's primary activities include the sale of equities, fixed income, and mutual funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instrument purchased with a maturity of three months or less.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at December 31, 2018 and revenues and expenses during the year then ended. The actual outcomes of the estimates could differ from the estimates made in preparation of the financial statements.

Commission Receivable

Commissions receivables are recorded at net receivable value and earned through December 31, 2018. Amounts received after year end, for services of the prior year were classified as commission receivables. Amounts classified as commission receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

Revenue Recognition

Commission revenue is recorded in the accounts on a settlement date basis, which is the day the transaction is settled. Commission revenues exceeding the monthly clearing minimums are transferred to the Company before the 15th day of the following month. Fees are recorded when earned and transitions have been fully consummated.

Government and Other Regulations

The Company's business is subject to significant regulation by various governmental entities and self-regulatory organizations. These regulations include, among other things, periodic examinations by such regulatory agencies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company elected to be treated as a corporation for federal income tax purposes and has filed form 8832 with the IRS. It does not consolidate financial statements with its parent company. Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. As of December 31, 2018, the Company incurred no income tax expenses, deferred tax assets or liabilities. No provision for income taxes has been recognized in the financial statements.

New Account Policy Pronouncements

There are two new accounting pronouncements related to lease accounting standard (ASC 842) and the revenue recognition standard (ASC 606 – Contracts with Customers). These new rules were considered and no material impact noted.

Computer Expense

The Company has a month to month agreement with a technology company where they provide software development, licensing, data hosting, maintenance & support, and market data for a cost of $22,500. Contract can be canceled without notice.

SANTOS CAPITAL GROUP, LLC

NOTE 3 - CLEARING ARRANGEMENTS

The Company has clearing agreements with Apex Clearing Corporation ("Apex") and INTL FCStone Financial Inc. ("INTL") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company does not carry or clear any customer accounts. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. Pursuant to both clearing agreements, the Company is required to maintain a clearing deposit at each clearing institution. At December 31, 2018, the Company maintains clearing deposits at Apex and INTL amounting to $380,313 and $100,068 respectively. At December 31, 2018, the Company had commission receivable of $18,811 from INTL.

NOTE 4 - SEC RULE 15c3-3 EXEMPTION

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, because it carries no customer accounts, all transactions are cleared through both clearing organizations on a fully disclosed basis, and promptly transmits all funds and securities to those clearing organizations.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of Aggregate Indebtedness, as defined under the Rule.

As a December 31, 2018, the Company had net capital of $482,701, which was $477,701 in excess of its minimum net capital requirement. The ratio of Aggregate Indebtedness to Net Capital should not exceed 15 to 1. At December 31, 2018, the ratio of Aggregate Indebtedness to Net Capital was 0.12 to 1.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors as of December 31, 2018.

NOTE 7 - COMMITMENTS

The company leases its office facilities under a non-cancelable operating lease that began on January 1, 2019 and expires on December 31st, 2019. Future minimum lease payments for years ending December 31 are approximately as follows:

Year	Amount
2019	$11,858

NOTE 8 - CONCENTRATIONS

Commission income of approximately 97% of total commission income was generated from one registered representative during the year ended December 31, 2017.

NOTE 9 - MANAGEMENT REVIEW AND SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2019 which is the date the financial statements were available to be issued and approved by management. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 10 – RELATED PARTY DISCLOSURES

The Company has no related party disclosures. Capital for the Company is provided by its wholly owned parent company Santos Capital Holdings Inc. Santos Capital Holdings Inc. is majority owned and funded by Juan L. Santos.